UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


JUN 2 5 2003


03025488

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
SALARIED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Salaried Savings Plan (017)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Contents

ERNST & YOUNG

■ Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

■ Phone: (703) 747-1000
www.ey.com

Report of Independent Auditors

Plan Administrator
Lockheed Martin Corporation Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan as of December 31, 2002 and 2001, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits and the statement of changes in net assets and trust balances for the year ended December 31, 2002, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, and the net assets of the Master Trust at December 31, 2002 and 2001, and the changes in its net assets and trust balances for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 19, 2003

Ernst & Young LLP

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits

December 31, 2002

	Unallocated ESOP Fund	Allocated ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
			(In thousands)		
Assets					
Investments:					
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$ –	$ 2,484,805	$ –	$ 8,842,135	$ 11,326,940
Participant loans	–	–	–	217,598	217,598
Corporate common stock	200,495	–	–	–	200,495
Net assets held in 401(h) account	–	–	192,966	–	192,966
Contributions receivable:					
Employees	–	–	–	10,470	10,470
Lockheed Martin Corporation	–	3,711	–	–	3,711
Total assets	200,495	2,488,516	192,966	9,070,203	11,952,180
Liabilities					
Notes payable	82,295	–	–	–	82,295
Interest payable	1,632	–	–	–	1,632
Administrative expenses payable	–	–	–	676	676
Amounts related to obligation of 401(h) account	–	–	192,966	–	192,966
Total liabilities	83,927	–	192,966	676	277,569
Net assets available for benefits	$ 116,568	$ 2,488,516	$ –	$ 9,069,527	$ 11,674,611

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits (continued)

December 31, 2001

	Unallocated ESOP Fund	Allocated ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
			(In thousands)		
Assets					
Investments:					
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$ –	$ 1,973,802	$ –	$ 9,560,620	$ 11,534,422
Corporate common stock	269,938				269,938
Net assets held in 401(h) account	–	–	248,147	–	248,147
Cash	636	–	–	–	636
Contributions receivable:					
Employees	–	–	–	20,060	20,060
Lockheed Martin Corporation	–	7,142	–	–	7,142
Total assets	270,574	1,980,944	248,147	9,580,680	12,080,345
Liabilities					
Notes payable	131,686	–	–	–	131,686
Interest payable	2,529	–	–	–	2,529
Amounts related to obligation of 401(h) account	–	–	248,147	–	248,147
Total liabilities	134,215	–	248,147	–	382,362
Net assets available for benefits	$ 136,359	$ 1,980,944	$ –	$ 9,580,680	$ 11,697,983

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

	Unallocated ESOP Fund	Allocated ESOP Fund	Participant-Directed Investments	Total
	(In thousands)			
Net assets available for benefits at beginning of year	$ 136,359	$ 1,980,944	$ 9,580,680	$ 11,697,983
Additions to net assets:				
Contributions:				
Employees	–	42,247	522,887	565,134
Lockheed Martin Corporation	56,703	55,702	14	112,419
Total contributions	56,703	97,949	522,901	677,553
Net investment gain (loss) from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	–	470,900	(602,284)	(131,384)
Interest and dividend income	1,543	–	–	1,543
Net realized and unrealized gain (loss)	67,014	–	–	67,014
Allocation of 2,312,188 shares of common stock of Lockheed Martin Corporation, at market	–	136,457	–	136,457
Total additions	125,260	705,306	(79,383)	751,183
Deductions from net assets:				
Distributions and withdrawals	–	186,395	490,810	677,205
Dividends paid	–	11,339	3,258	14,597
Interest expense	8,594	–	–	8,594
Allocation of 2,312,188 shares of common stock of Lockheed Martin Corporation, at market	136,457	–	–	136,457
Total deductions	145,051	197,734	494,068	836,853
Net transfers from other plans	–	–	62,298	62,298
Net assets available for benefits at end of year	$ 116,568	$ 2,488,516	$ 9,069,527	$ 11,674,611

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Notes to Financial Statements

December 31, 2002

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan principally are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plan Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund in which the Plan invests at each month-end during the year, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation. For the year ending December 31, 2002, participant loans are considered to be an asset held outside the Master Trust.

Investments in Lockheed Martin common stock are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions. Investments in cash equivalents are stated at cost, which approximates fair value. The 401(h) account investments are comprised primarily of short-term investments carried at cost, which approximates fair value, and common collective trusts, for which the fair values are determined by closing prices on the last business day of the year.

Cash dividends declared on Lockheed Martin common stock allocated to participants' accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) may, at the discretion of the Corporation, (i) be retained in participants' accounts; (ii) be distributed to participants; or (iii) be used to make payments on certain loans incurred by the Trustee in accordance with the terms of the Plan. Effective for all dividends paid during the 2002 plan year and going forward, except to the extent that dividends are used to make payments on certain loans incurred by the Trustee in accordance with the terms of the Plan, dividends may either be reinvested in the participants' accounts or distributed to participants at the discretion of the participant. In order for dividends to be distributed to participants or used to make payments on loans incurred by the Trustee, the Corporation's stock must be held under the ESOP Fund on the record date for the dividends.

1. Accounting Policies (continued)

Any distribution of dividends to participants must not occur later than 90 days following the plan year in which the dividends were paid. Any such distribution of cash dividends on Lockheed Martin common stock will be made to the participant to whose account the Corporation's common stock is allocated. If dividends on Lockheed Martin common stock allocated to participants' accounts are applied toward the payment of a loan incurred by the Trustee, the Trustee must allocate additional shares of the Corporation's common stock with a market value equal to the dividends to such participants' accounts.

The Plan also has a separate investment fund, the Lockheed Martin Corporation Common Stock Fund (the Lockheed Martin Stock Fund), which invests in the Corporation's common stock. Employees may direct any of their transferable balance into this fund. Effective December 19, 2001, dividends may either be reinvested in the participants' accounts or distributed to participants at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be retained in the participant's account. Any distribution of dividends to participants must not occur later than 90 days following the plan year in which the dividends were paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all salaried employees in groups to which the Plan is extended by the Corporation, including employees employed in the United States and certain U.S. citizens working abroad.

Effective January 1, 2002, all employees eligible to participate in the Lockheed Martin Global Telecommunications Savings Incentive Plan whose employment commenced prior to January 1, 2002 began to participate in the Plan.

2. Description of the Plan (continued)

General (continued)

Effective December 6, 2002, the Lockheed Martin Global Telecommunications Savings Incentive Plan merged into the Plan and related assets of approximately $62.3 million were transferred into the Plan.

Contributions

Eligible employees may enroll in the Plan on the date of hire. Employees may make before-tax contributions of up to 16% of the employee's base salary or a combination of before-tax and after-tax contributions of up to 17%. Based on the participating units, the Corporation generally contributes an amount equal to 50% of the first 8% of the participant's basic contribution. Some business units do not have any company match. All participants are 100% vested in all employer contributions. Substantially all employer contributions to the Plan consist of the Corporation's common stock invested in the ESOP Fund. Participants may not transfer company-matching contributions out of the ESOP Fund before they reach age 55.

Participants' contributions may be invested in one or more of the available investment funds. Investment elections may generally be changed at anytime subject to Plan provisions permitting restrictions or limiting of trades or election changes when necessary.

Effective August 1, 2002, the Corporation amended the Plan with respect to any participant who makes an account change election that results in a sale of units in the ESOP Fund, Putnam International Growth Fund or the Lockheed Martin Stock Fund. Following a sale of units in any of these funds, there is a 30-day waiting period before additional units may be purchased in these funds. During this 30-day waiting period the sale of units in these funds will be limited to those executed through a transfer of a specific dollar amount.

Effective October 1, 2002, the Plan was amended to allow for catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings, net of expenses of the individual funds in which the account is invested.

2. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

ESOP Feature

Assets of the Employee Stock Ownership Plan (the ESOP) feature of the Plan are held pursuant to the Trust Agreement effective as of March 27, 1989, between the Corporation and U.S. Trust Company (U.S. Trust), as the Trustee. On April 4, 1989, U.S. Trust purchased 34,599,874 shares of the Corporation's common stock from the Corporation for $500 million. U.S. Trust borrowed the purchase price for such shares, and will repay the amount borrowed with accrued interest over a period of up to 15 years, during which time the purchased shares will be allocated to the accounts of participants in the Plan eligible to participate in the ESOP feature. Until allocated to participants' accounts, the shares will be maintained in the ESOP Fund (Unallocated) as unallocated shares. As of December 31, 2002 and 2001, there were 42,296,751 and 42,001,187 shares, respectively, in the ESOP Fund (Allocated) and 3,471,776 and 5,783,964 shares, respectively, in the ESOP Fund (Unallocated).

Each month, the participant's account under the ESOP feature of the Plan is credited with the number of shares equal to the share value of (i) the total dollar amount of the contribution that the participant has directed to be invested in the ESOP Fund and (ii) the total dollar amount of the employer contribution allocated to such participant's account under the ESOP feature. Cash contributions to the ESOP Fund (Allocated) are used to purchase shares of the Corporation's common stock on the open market.

401(h) Arrangement

The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (the Code). The 401(h) arrangement is used by the Corporation to fund in part the Corporation's portion of postretirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with IRC Section 401(h), the Plan's investment in the 401(h) account may not be used for, or diverted to, any purpose other than providing health and welfare benefits for

2. Description of the Plan (continued)

401(h) Arrangement (continued)

retirees and participants.Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually and are at the discretion of the Corporation. The assets of the 401(h) account are held by Deutsche Bank.

3. Notes Payable

In connection with the ESOP feature, the Plan has the following notes payable:

	December 31	
	2002	**2001**
	(In thousands)	
8.39% Series A notes payable due 2004 with quarterly installments of principal and interest from 1989 to 2004	**$ 65,008**	$ 104,327
8.41% Series C notes payable due 2004 with interest only payable quarterly from 1989 to 1999, and quarterly installments thereafter of principal and interest until 2004	**17,287**	27,359
	$ 82,295	$ 131,686

Notes payable are guaranteed by the Corporation. The Plan stipulates that indebtedness of the Plan may not be repaid with any amounts that have been allocated to the benefit of the participants.

The Corporation contributes to the ESOP Fund (Unallocated) amounts sufficient to pay the quarterly installments of principal and interest due on the notes payable, reduced by the income earned on the unallocated shares of the Corporation's common stock, primarily from dividend income.

The notes payable are due in 2004. The aggregate maturities for the years following December 31, 2002, are as follows:

2003	$ 53,585,000
2004	28,710,000
	$ 82,295,000

4. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan is qualified under Code Section 401(a) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2002 and 2001 was 89.38% and 89.23%, respectively. The audited financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

6. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2002	**2001**
	(In thousands)	
Net assets available for benefits per the financial statements	**$ 11,674,611**	$ 11,697,983
Add: net assets held in 401(h) account per Form 5500	**192,966**	248,147
Net assets available for benefits per the Form 5500	**$ 11,867,577**	$ 11,946,130

The net assets of the 401(h) account are reflected as net assets available for benefits on the Form 5500 but can only be used to pay retiree medical benefits.

6. Reconciliation to Form 5500 (continued)

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31, 2002		
	Amounts per Financial Statements	**401(h) Account**	**Amounts per Form 5500**
		(In thousands)	
Contributions—Lockheed Martin Corporation	$ 112,419	$ 10,000	$ 122,419
Interest and dividend income	1,543	(68)	1,475
Net realized and unrealized gain (loss)	67,014	(28,501)	38,513

Supplemental Schedule

Lockheed Martin Corporation Salaried Savings Plan
Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
ESOP Fund (Unallocated):			
Lockheed Martin Corporation common stock*	3,471,776 shares	$ 50,171	$ 200,495
401(h) Trust: **			
Morgan Guaranty Trust Fixed Income Mortgage Fund	536,814 units	$ 8,362	$ 10,500
Morgan Guaranty Trust Fixed Income Corporate Private Placement Fund	185,226 units	2,027	2,139
Morgan Guaranty EAFE Equity Core Fund	2,670,098 units	33,130	25,553
Morgan Guaranty Trust Disciplined Equity Fund	6,036,638 units	88,199	92,542
Morgan Guaranty Trust Liquidity Fund	20,182,555 units	20,183	20,183
Morgan Guaranty Trust Public Bond Fund	1,811,829 units	25,434	31,236
Morgan Guaranty Trust Strategic Small Company Equity Fund	556,118 units	7,601	8,281
Total 401(h) Trust		$ 184,936	$ 190,434
Participant Loans*	Interest rates ranging from 5.75% to 6.00%; varying maturities		$ 217,598

* Party-in-interest

** 401(h) Trust net assets also include a dividend and interest receivable balance of approximately $33,000 and a contribution receivable of $2,500,000.

*** Schedule excludes assets held in Lockheed Martin Corporation Defined Contribution Plans Master Trust.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31 2002	December 31 2001
	(In thousands)	
Assets		
Investments at quoted fair value:		
Cash equivalents	**$ 1,247,472**	$ 545,822
Corporate debt securities	**376,158**	304,889
Common stock—Lockheed Martin Corporation	**4,123,331**	3,566,788
Mutual funds	**2,093,727**	2,631,389
Common/collective trust	**1,196,116**	1,470,402
Commingled investment fund	**2,566,898**	2,652,995
Self-managed accounts	**151,018**	92,394
Total investments at quoted fair value	**11,754,720**	11,264,679
Investments at estimated fair value:		
Common/collective trust—Lockheed Martin Short-Term Investment Fund	**875,812**	1,376,360
Participant loans	–	257,292
Total investments at estimated fair value	**875,812**	1,633,652
Investments at contract value:		
Guaranteed investment contracts	**28,320**	2,218
Other assets:		
Dividends and interest receivable	**4,122**	10,147
Due from broker	–	16,354
Dividend reinvestment receivable	**8,369**	–
Other receivable	**1,290**	–
Total assets	**12,672,633**	12,927,050
Liabilities		
Administrative expenses payable	–	644
Net assets	**$ 12,672,633**	$ 12,926,406

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2002
(In thousands)

Net assets at beginning of year	$ 12,926,406
Additions to net assets:	
Contributions:	
Employees	662,409
Lockheed Martin Corporation, net of forfeitures	229,654
Total contributions	892,063
Investment income:	
Dividends and interest	122,987
Net realized and unrealized loss	(276,067)
Total additions	738,983
Deductions from net assets:	
Distributions and withdrawals	801,961
Administrative expenses	7,835
Dividends paid	16,695
Other	257,292
Total deductions	1,083,783
Interfund transfer, net	(2,574)
Net transfer from other trusts	93,601
Net assets at end of year	$ 12,672,633

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2002

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds the assets of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

1. Accounting Policies (continued)

Percentage ownership of the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31 2002	2001
Lockheed Martin Corporation Salaried Savings Plan EIN #52-1893632	017	89.38%	89.23%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52-1893632	018	5.50	5.86
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52-1893632	055	2.62	2.54
Lockheed Martin Corporation Operations Support Savings Plan EIN #52-1893632	033	1.45	1.24
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52-1893632	021	0.27	0.29
Lockheed Martin Corporation Capital Accumulation Plan EIN #52-1893632	019	0.43	0.46
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52-1893632	040	0.29	0.29
Lockheed Martin Corporation Savings & Investment Plan for Hourly Employees EIN #52-1893632	054	0.01	0.03
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52-1893632	020	0.04	0.05
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52-1893632	075	0.01	0.01
		100.00%	100.00%

1. Accounting Policies (continued)

Plan assets held by the Master Trust are invested in various funds. Fair values of the underlying securities in the S&P 500 Indexed Equity Fund, the Stable Value Fund, the Pyramid Broad Market Bond Index Fund, the Small/Mid-Cap Indexed Equity Fund, the Aggressive Asset Allocation Fund, the Moderate Asset Allocation Fund, the Conservative Asset Allocation Fund, and the Self-Managed Account Option are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the average bid quotations for those securities traded in over-the-counter markets or at fair value as determined by the Trustee for securities for which there is not an established market. Fair values of the Investment Company of America Fund, the New Perspective Fund, the Vanguard Windsor Fund, the American Century Growth Fund, and the Putnam International Growth Fund are determined by the closing prices on the last business day of the year. Certain funds also include an investment in the State Street Global Advisors Short-Term Investment Fund, which is stated at cost, which approximates market value. Loans to participants are valued at outstanding balances, which approximate fair market value.

For the year ended December 31, 2002, participant loans are considered to be an asset held outside the Master Trust and, therefore, these balances and related activity are excluded from the Master Trust financial statements. Transfers to/from the loan fund are reported as interfund transfers, net in the statement of changes in net assets and trust balances.

Except for the Savings and Investment Plan for Hourly Employees, a Self-Managed Account Option (SMA Option) is available to all plans whereby a participant may elect to invest up to 50% of the participant's transferable account balance in stocks, mutual funds, or bonds at the participant's direction. No investment contribution may be made directly to the SMA Option. A participant's initial spot transfer to the SMA Option must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA Option.

Effective August 1, 2002, the Corporation amended the Capital Accumulation Plan, Retirement Savings Plan for Salaried Employees, Operations Support Savings Plan, Capital Accumulation Plan for Hourly Employees, Salaried Savings Plan, Basic Benefit Plan for Hourly Employees, Hourly Employee Savings Plan Plus, and Performance Sharing Plan for Bargaining Employees with respect to any participant who makes an account change election which results

1. Accounting Policies (continued)

in a sale of units in the Putnam International Growth Fund or the Lockheed Martin Stock Fund. Following a sale of units in any of these funds, there is a 30-day waiting period before additional units may be purchased in these funds. During this 30-day waiting period the sale of units in these funds will be limited to those executed through a transfer of a specific dollar amount. In addition, the Salaried Savings Plan, the Hourly Employee Savings Plan Plus, and the Basic Benefit Plan for Hourly Employees were amended effective August 1, 2002 to restrict account change elections in the same manner for the Employee Stock Option Plan Fund.

Investments in common stock are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions.

Guaranteed investment contracts in the Stable Value Fund are fully benefit-responsive, as defined in the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*. A fully benefit-responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Guaranteed investment contracts are unallocated insurance contracts stated at contract value (contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and administrative expenses), which approximates fair value. Interest on these contracts is compounded and credited daily. Current interest rates are declared on each successive calendar quarter. Current interest rates stay in effect through the end of the following calendar year for contributions received during that calendar quarter. The crediting interest rates for the contracts as of December 31, 2002 and 2001 ranged from 5.98% to 7.11% and 6.72% to 7.19%, respectively. The average yield for 2002 and 2001 was 6.41% and 6.97%, respectively.

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

1. Accounting Policies (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Effective December 6, 2002, the assets of the OAO Corporation Employee Savings Plan of approximately $31.8 million were transferred into the Master Trust in connection with the merger of this plan into the Master Trust.

Effective December 6, 2002, the assets of the Lockheed Martin Global Telecommunications Savings Incentive Plan of approximately $61.8 million were transferred into the Master Trust in connection with the merger of this plan into the Master Trust.

Plan assets held by the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the funds are transferred from the Corporation to the Trustee until the day the funds are invested to meet the specific investment objectives of that fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2002 and 2001, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund are credited to participants' accounts. Additionally, the Short-Term Investment Fund may hold contributions designated for a longer duration.

Direct administrative expenses are paid by the Master Trust and allocated to the Plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation.

3. Investments

The net realized and unrealized gain (loss) in fair value of investments is as follows:

	Year ended December 31 2002
	(In thousands)
Investments at quoted fair value:	
Corporate debt securities	$ (384)
Common stock—Lockheed Martin Corporation	800,418
Mutual funds	(561,030)
Common/collective trust	(340,530)
Commingled investment fund	(136,687)
Self Managed Account	
(primarily related to common stock and mutual funds)	(37,854)
Net realized and unrealized loss	$(276,067)

4. Parties-in-Interest Transactions

The S&P 500 Indexed Equity Fund and the Small/Mid-Cap Indexed Equity Fund are funds sponsored by the Trustee. The Pyramid Broad Market Bond Index Fund, the Aggressive Asset Allocation Fund, the Moderate Asset Allocation Fund, and the Conservative Asset Allocation Fund are managed by Deutsche Asset Management. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan

Date June 25, 2003

Edward S. Taft, Vice President,
Human Resources Services

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Ernst & Young LLP, Independent Auditors
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 23

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-58097 and Form S-8 No. 333-58069) pertaining to the Lockheed Martin Corporation Salaried Savings Plan of Lockheed Martin Corporation of our report dated June 19, 2003, with respect to the financial statements and schedule of the Lockheed Martin Corporation Salaried Savings Plan and the Lockheed Martin Corporation Defined Contribution Plans Master Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

McLean, Virginia
June 19, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Lockheed Martin Corporation Salaried Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward S. Taft, Vice President, Human Resources Services, of Lockheed Martin Corporation, administrator of the Plan, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

E. Taft

Edward S. Taft
Vice President, Human Resources Services
June 25, 2003